RFQ-Hub Americas LLC

Exemption Report

And Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2023



pwc

Report of Independent Registered Public Accounting Firm

To the Management of RFQ-hub Americas LLC

We have reviewed RFQ-hub Americas LLC's assertions, included in the accompanying RFQ-hub Americas LLC's Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to retailing corporate equity securities over-the-counter and operating an electronic communication network, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period June 5, 2023 (the date the Company obtained its broker-dealer registration) to December 31, 2023 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the period June 5, 2023 to December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

March 20, 2024

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us

RFQ-HUB AMERICAS LLC

Exemption Report

As of December 31, 2023 and the period June 5, 2023 (the date the Company obtained its broker-dealer registration) to December 31, 2023

RFQ-hub Americas LLC's Exemption Report

RFQ-hub Americas LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to retailing corporate equity securities over-the-counter and operating an electronic communication network, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period June 5, 2023 (the date the Company obtained its broker-dealer registration) to December 31, 2023 without exception.

RFQ-hub Americas LLC

I, Colin Pettorsson, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Colin Pettorsson, Jr.
Chief Executive Officer

March 20, 2024